Special Opportunities Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202

April 23, 2015

Susan S. Newton
Assistant Secretary and Assistant Clerk
MFS InterMarket Income Trust I
111 Huntington Avenue
Boston, Massachusetts, 02199

Dear Ms. Newton:

Special Opportunities Fund, Inc. is the beneficial owner of common shares of MFS InterMarket Income Trust I with a value in excess of $2,000.00. We have held these shares for over twelve months and plan to continue to hold them through the next meeting of stockholders.

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. If you would like to discuss this proposal, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.

				********

RESOLVED: The shareholders of MFS InterMarket Income Trust I (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at net asset value (NAV).

                           SUPPORTING STATEMENT

	Since the Fund's inception in 1989, its shares have almost always traded at a discount to NAV. The discount is currently about 6.5%. We believe shareholders owning a significant percentage of the Fund's outstanding shares would welcome an opportunity to realize NAV.
Consequently, we think the Board of Directors should authorize a self-tender offer for the Fund's common shares at NAV.

						Very truly yours,

						/S/ Phillip Goldstein

						Phillip Goldstein
						Chairman